HM

06005136

OMMISSION
49

PROCESSED
JUN 1 5 2006
THOMSON
FINANCIAL

C M

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 65333

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: GFCM Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

375 Park Avenue - 17th Floor
(No. and Street)

New York (City) New York (State) 10152 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Mr. Neil Shapiro 212-433-1233
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Spielman, Koenigsberg & Parker, LLP
(Name – *if individual, state last, first, middle name*)

888 Seventh Avenue, 35th Floor, New York, New York 10106
(Address) (City) (State) (Zip Code)

SEC MAIL PROCESSING SECTION
RECEIVED
MAR 0 1 2006
WASH, D.C.
185

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

MK
6/14

OATH OR AFFIRMATION

I, Gary Fuhrman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of GFCM Securities, LLC, as of December 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chairman & CEO

Title

NEIL SHAPIRO
Notary Public, State of New York
No. 01SH6101401
Qualified in New York County
Commission Expires Nov. 10, 2007

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

x (o) Independent Auditors' Report on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GFCM SECURITIES, LLC

TABLE OF CONTENTS

For the Year Ended December 31, 2005

Spielman Koenigsberg & Parker, LLP
Certified Public Accountants
888 Seventh Avenue
New York, NY 10106
Phone: 212.489.5200
Fax: 212.489.5217

Independent Auditors' Report

To the Sole Member of
GFCM Securities, LLC:

We have audited the accompanying statement of financial condition of GFCM Securities, LLC as of December 31, 2005, and the related statements of operations, changes in member's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of GFCM Securities, LLC as of December 31, 2005 and the results of its operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary schedule on page eight is presented for the purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Spielman Koenigsberg & Parker, LLP

February 15, 2006

GFCM SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2005

Assets		
Current		
Cash	$	8,117
Prepaid expenses		680
Total assets	$	8,797
Liabilities	$	0
Member's equity		8,797
Total liabilities and member's equity	$	8,797

The accompanying notes are an integral part of these financial statements.

GFCM SECURITIES, LLC

STATEMENT OF OPERATIONS

For the Year Ended December 31, 2005

Expenses	
Professional fees	$ 13,223
Insurance	653
Expense sharing allocation	600
Regulatory expenses	418
State and local taxes	300
Total expenses	15,194
Net loss	$ 15,194

The accompanying notes are an integral part of these financial statements.

GFCM SECURITIES, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY

For the Year Ended December 31, 2005

	Total
Balance, December 31, 2004	$ 16,491
Member contribution	7,500
Net loss	(15,194)
Balance, December 31, 2005	$ 8,797

The accompanying notes are an integral part of these financial statements.

GFCM SECURITIES, LLC

STATEMENT OF CASH FLOWS

For the Year Ended December 31, 2005

Cash flows from operating activities:	
Net loss	$ (15,194)
Net cash used in operating activities	(15,194)
Cash flows from financing activities:	
Member contribution	7,500
Net cash provided by financing activities	7,500
Net decrease in cash	(7,694)
Cash, beginning of year	15,811
Cash, end of year	$ 8,117

The accompanying notes are an integral part of these financial statements.

1. Organization

GFCM Securities, LLC (the "Company") is a limited liability company that provides broker dealer services. The Company is registered with the Securities and Exchange Commission and the National Association of Securities Dealers.

2. Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from these estimates.

3. Income Taxes

The Company is wholly-owned by GF Capital Management & Advisors, LLP. Accordingly, no provision for taxes is shown on the accompanying financial statements since existing laws require the member to report the Company's income or loss on its own income tax return.

4. Concentration of Credit Risk

The Company maintains its cash balances at a financial institution in the New York metropolitan area. Accounts at this institution are insured by the Federal Deposit Insurance Corporation, up to $100,000. At December 31, 2005 all cash balances were fully insured.

5. Net Capital Requirements

The Company is subject to the Uniform Net Capital Rule under the Securities Exchange Act of 1934. The rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The net capital and aggregate indebtedness change from day to day, but as of December 31, 2005 the Company had net capital of $8,117, which was $3,117 in excess of required net capital of $5,000.

6. Related Party Transactions

The Company has an expense sharing agreement that denotes the sharing of expenses such as rent, office supplies, postage, and other expenses non-regulatory in nature. For 2005, the amount paid for expense sharing was $600.

SUPPLEMENTARY INFORMATION

GFCM SECURITIES, LLC

SCHEDULE OF COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-1

For the Year Ended December 31, 2005

Member's equity	$ 8,797
Deductions	(680)
Net capital	8,117
Computation of basic net capital requirement:	
Minimum net capital requirement (greater of 6⅔ % of aggregate indebtedness or $5,000)	5,000
Capital in excess of minimum requirement	$ 3,117
Aggregate indebtedness	$ -
Ratio of aggregate indebtedness to net capital.	-

There were no differences between the computation of net capital in the above schedule and the amount reported in the Company's unaudited Form X-17A5, Part IIA, filing as of December 31, 2005.

The accompanying notes are an integral part of these financial statements.

Spielman Koenigsberg & Parker, LLP
Certified Public Accountants
888 Seventh Avenue
New York, NY 10106
Phone: 212.489.5200
Fax: 212.489.5217

Independent Auditors' Report on Internal Control Structure

To the Sole Member of
GFCM Securities, LLC:

In planning and performing our audit of the financial statements of GFCM Securities, LLC (the "Company") for the year ended December 31, 2005, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11). We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, comparisons and the recordation of differences required by rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The Company was in compliance with the conditions of its exemption from rule 15c3-3 and no facts came to our attention indicating such conditions had not been complied with during the year.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures, and of the practices and procedures referred to in the preceding paragraphs and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that the transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures in the preceding paragraphs.

www.skpny.com

Independent Auditors' Report on Internal Control Structure (continued)

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005 to meet the SEC's objectives.

This report recognizes that it is not practical in an organization the size of GFCM Securities, LLC to achieve all of the divisions or duties and cross-checks generally included in a system of internal accounting control, and that, alternatively, greater reliance must be placed on surveillance by management.

This report is intended solely for the use of management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Spielman Koenigsberg & Parker, LLP

February 15, 2006